July 17, 2007	Kevin D. Cramer Direct Dial: (212) 991-2537 kdcramer@osler.com Matter No: 1036821

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:

April Sifford

Dear Ms. Sifford:

Fording Canadian Coal Trust (the “Registrant’) - Filing on Form 40-F

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing on Form 40-F (the “Form 40-F”) in a comment letter dated May 29, 2007, our response letter dated June 15, 2007, and further comments of Staff set out in a second comment letter dated June 21, 2007 (the “Second Comment Letter”) addressed to Mr. R. James Brown, Vice President and Chief Financial Officer of the Registrant.

We are writing to respond on behalf of the Registrant to comments contained in the Second Comment Letter.  The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Second Comment Letter, the text of which is copied below in italics for your reference.

Exhibit E and F

1.

We have considered your response to our prior comments number one and two in our letter of May 29, 2007.  We do not agree with your conclusion that Mr. Grandin is not a chief principal officer.  As such, please amend your filing to include a certification signed by Mr. Grandin and make the correction to the opening line of the certification as per prior comment two.

Response:

As discussed between you and Ms. Jaime Laskis of our offices by telephone on July 11, 2007, we understand that the Staff has now accepted our position that Mr. Grandin is not the “principal executive officer” of the Registrant for purposes of providing certifications.

We also understand that the Registrant will be required to provide disclosure in any future filings on Form 40-F as to why the President of the Registrant is in fact the principal executive officer for purposes of providing certifications under section 302 and 906 of the Sarbanes-Oxley Act despite the fact that the Registrant also has a titled chief executive officer.  In addition, in any future Form 40-F filings, the Registrant will expressly indicate that the person providing the certifications is signing these certifications in his capacity as principal executive officer of the Registrant.

In connection with responding to the Second Comment Letter, the Registrant acknowledges that:

(a)

the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 40-F;

(b)

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any filing; and

(c)

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the filing.  If you or any other member of the Staff has any further questions or comments concerning these responses or the Form 40-F, please do not hesitate to contact Jaime Laskis at (212) 991- 2515 or myself.

Yours very truly,
/s/ Kevin D. Cramer

Kevin D. Cramer
Partner

cc:

Mr. R. James Brown, Fording Canadian Coal Trust

Mr. Colin Petryk, Fording Canadian Coal Trust